UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the plan year ended December 31, 2010

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File No. 1-9232

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Volt Information Sciences, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Volt Information Sciences, Inc.
1065 Avenue of the Americas
New York, NY  10018

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
FORM 11-K

TABLE OF CONTENTS

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

(a) FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits - December 31, 2010 and December 31, 2009	2

Statements of Changes in Net Assets Available for Benefits - for the years ended December 31, 2010 and December 31, 2009	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE*

Schedule H, Line 4(i) -Schedule of Assets (Held at End of Year)	15

Signature	16

(b) EXHIBIT

Consent of Independent Registered Public Accounting Firm	17

_________

*
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees of the Volt Information Sciences, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Volt Information Sciences, Inc. Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

New York, New York
July 21, 2011

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31
	2010	2009
ASSETS
Cash	$3,754	$-
Investments, at fair value
Mutual funds	69,644,042	58,825,107
Volt Information Sciences, Inc. Common Stock Fund	6,008,904	6,596,460
Common/Collective trusts	36,069,725	32,708,962
Self-directed brokerage accounts	2,238,561	1,553,291
Total investments	113,961,232	99,683,820

Contributions receivables
Employer	791,680	750,483
Participants	160,821	162,092
Total contributions receivable	952,501	912,575

Notes receivable from participants	2,946,644	2,545,448
Interest and dividend receivable	62,489	98,143

Total assets	117,926,620	103,239,986

LIABILITIES
Payable for investments purchased	-	1,228

Total liabilities	-	1,228

Net assets available for benefits reflecting investments at fair value	117,926,620	103,238,758

Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	(479,816)	(133,710)

Net assets available for benefits	$117,446,804	$103,105,048

See accompanying notes to financial statements.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2010	2009
ADDITIONS TO NET ASSETS
Investment income
Interest and dividend income	$1,064,676	$1,462,199
Net appreciation in fair value of investments	11,316,055	18,779,381
Total investment gain	12,380,731	20,241,580

Interest income on notes receivable from participants	137,299	146,902

Contributions
Participant	10,986,634	12,256,982
Employer	1,294,699	830,810
Total contributions	12,281,333	13,087,792

Total additions	24,799,363	33,476,274

DEDUCTIONS TO NET ASSETS
Benefits paid to participants	10,429,541	10,161,741
Transfers from plan	2,391	391
Administrative expenses	25,675	24,950

Total deductions	10,457,607	10,187,082

Net increase	14,341,756	23,289,192

Net assets available for benefits at beginning of year	103,105,048	79,815,856

Net assets available for benefits at end of year	$117,446,804	$103,105,048

See accompanying notes to financial statements.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

A.            PLAN DESCRIPTION

The Volt Information Sciences, Inc. Savings Plan (the “Plan”), as amended and restated, was adopted by the Board of Directors of Volt Information Sciences, Inc. (“Volt” or the “Company”) on September 29, 1980. It is a defined contribution savings plan in which eligible employees of the Company can participate. The Plan consists of employee 401(k) contributions and employer contributions.

In January 2000, the Volt Information Sciences, Inc. Employee Stock Ownership Plan (“ESOP”) was merged into the Plan. In connection therewith, all of the ESOP assets were transferred into the Plan. All ESOP benefit accruals were frozen and all ESOP accounts became fully vested effective January 1, 2000.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

A brief description of certain provisions of the Plan agreement is as follows. A more detailed description of the Plan provisions is maintained in the plan document.

Eligibility: Employees become eligible on their first day of employment, except as outlined in the plan document.

Participant contributions: Since May 2007, new employees are automatically enrolled in the Plan with a 3% contribution, with a 30-day grace period to opt out. Participants have the option of contributing up to 60% of base compensation, up to the Internal Revenue Service (IRS) maximum or Plan limitations, which is not currently taxable to the employee, into any of the Plan’s available core fund options. Participants who have reached age 50 on or before December 31 of any year may elect to make a catch-up contribution up to the IRS maximum.

Employer contributions: The Company provides a matching contribution equal to 50% of the first 2% of salary contributions by eligible participants. Matching contributions vest at a rate of 20% per year over a five-year period. Company matching contributions are made semiannually. The forfeited portion of an account of an employee who leaves employment with Volt without being fully vested may be used to reduce future employer contributions. At December 31, 2010 and 2009, the balance of unused forfeitures was $108,975 and $110,922, respectively. The Plan used $299,439 and $753,388 of forfeitures to fund employer contributions in 2010 and 2009, respectively.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

A.            PLAN DESCRIPTION (continued)

Rollover contributions: The Plan accepts rollover contributions by participants from other plans. Rollover contributions generally consist of lump-sum distributions received by an employee from a qualified retirement plan, an individual retirement account, or individual retirement annuity. Rollover contributions are included in participant contributions in the statements of changes in net assets available for benefits.

Investments: Upon enrollment or re-enlistment and on a daily basis thereafter, each participant can direct that his or her contributions and the Company matching contribution be invested in one or more of the available core funds. In addition, participants have the option to participate in a self-directed account and may invest 100% of their account balance outside of the core funds.

Payment of benefits: Participants may make a withdrawal from any of their vested accounts at any time on or after attaining age 59½. Participants may also make a withdrawal in case of a severe financial hardship, as defined under IRS regulations. Upon termination of employment, the participant may request a distribution of his or her vested account balance.  Benefits are recorded when paid.

Participant loans: The Plan has a loan provision which permits participating employees to borrow from their 401(k) contribution account. The minimum loan amount is $1,000. The maximum loan is 50% of the participant’s account balance, up to $50,000. The loan, together with interest, is repaid through payroll deductions. Interest is credited to the participant’s account. The interest rate is the prime rate at the time the loan is processed, plus 1%.

Plan termination:  Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Upon such termination, participants become 100% vested and Plan assets will be distributed to participants based on their individual account balances.

B.           SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

B.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. See Note D for discussion and disclosures related to fair value measurements.

The Stable Value Trust Fund invests in fully benefit-responsive contracts. This fund is recorded at fair value (see Note D); however, since these contracts are fully benefit- responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

Costs and expenses incurred with regard to the administration of the Plan may be paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

B.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the Plan adopted the guidance in ASU 2010-06 as of December 31, 2010.  Adoption of ASU 2010-06 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

B.           SIGNIFICANT ACCOUNTING POLICIES (continued)

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

C.           INVESTMENTS

The fair value of investments held by the Plan as of December 31, 2010 and 2009 were as follows:

Investments at fair value	December 31
	2010		2009

Common/collective trusts
Schwab Managed Retirement 2010	2,427,834		$2,131,648
Schwab Managed Retirement 2020	3,993,920		3,060,470
Schwab Managed Retirement 2030	4,307,479		3,447,157
Schwab Managed Retirement 2040	3,274,868		2,523,591
Schwab Managed Retirement 2050	2,329,666		1,556,429
Schwab Managed Retirement Inc	658,631		477,644
Schwab Stable Value Fund	19,077,327	*	19,512,023	*
Mutual funds
Alger Small Cap Growth Fund	3,846,029		2,825,061
American Beacon Large Cap Value Fund	4,844,470		3,523,796
Davis New York Venture Fund	1,420,376		1,050,666
Dreyfus Bond Market Index Inc	1,532,725		1,033,395
GE S&P 500 Index(1)	18,120,852	*	-
Goldman Sachs Mid-Cap Value Fund	13,402,363	*	11,304,564	*
Laudus International Market Masters Fund(2)	-		8,138,127	*
Morgan Stanley Mid Cap Growth Fund	4,605,549		2,785,682
Northern Small Cap Value Fund	1,351,967		1,219,340
Schwab S&P 500 Index Fund(1)	-		17,002,924	*
T Rowe Price Growth Stock Fund	3,604,221		3,213,169
Thornburg Intl Value R4(2)	9,084,382	*	-
Western Asset Core Plus Port Fund	7,831,108	*	6,728,383	*
Volt Information Sciences, Inc. Common Stock Fund	6,008,904	*	6,596,460	*
Self-directed accounts	2,238,561		1,553,291
Total investments at fair value	$113,961,232		$99,683,820

*Individual investment representing 5% or more of net assets available for benefits.

  (1) In March 2010,Schwab S&P 500 assets were transferred into GE S&P 500 fund.
  (2) In March 2010,Laudus International Market Masters assets were transferred into Thornburg International Value R4 fund.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

C.           INVESTMENTS (continued)

During the years ended December 31, 2010 and 2009, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as follows:

	December 31
	2010	2009

Mutual funds	$9,622,602	$13,548,924
Volt Information Sciences, Inc. Common Stock Fund	(806,372)	1,949,533
Common/collective trusts	2,499,825	3,280,924
Net change in fair value	$11,316,055	$18,779,381

D.           FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Quoted prices in active markets for similar assets and liabilities, quoted prices for identically similar assets or liabilities in markets that are not active and models for which all significant inputs are observable either directly or indirectly.

Level 3: Unobservable inputs reflecting the reporting entity's own assumptions or external inputs for inactive markets.

The fair value measurement level of assets and liabilities within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

D.           FAIR VALUE MEASUREMENTS (continued)

The following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks fund: Valued at the closing price reported on the active market in which the individual securities are traded.

Common/collective trusts: Valued at the NAV per unit as reported by the respective funds.  NAV is valued either based on the fair values of the underlying investments as determined by quoted market prices or the fair value of the collective trust’s underlying investments as based on information reported by the investment advisor using the audited financial statements of the trust at year-end.

Mutual funds: Valued at the NAV of units held by the Plan as reported on the active market at year-end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and December 31, 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Total

Mutual funds
U.S. equities	$60,559,660	$-	$60,559,660
International equities	9,084,382	-	9,084,382
Volt common stock	6,008,904	-	6,008,904
Lifecycle funds(a)		16,992,398	16,992,398
Stable value fund(b)		19,077,327	19,077,327
Self-directed brokerage accounts
U.S. common stock	1,053,803	-	1,053,803
International common stock	174,765	-	174,765
Cash equivalents	324,656	-	324,656
Mutual funds	453,050	-	453,050
Other	232,287	-	232,287
Total assets at fair value	$77,891,507	$36,069,725	$113,961,232

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

D.           FAIR VALUE MEASUREMENTS (continued)

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Total

Mutual funds
U.S. equities	$50,686,980	$-	$50,686,980
International equities	8,138,127	-	8,138,127
Volt common stock	6,596,460	-	6,596,460
Lifecycle funds (a)	-	13,196,939	13,196,939
Stable value fund (b)	-	19,512,023	19,512,023
Self-directed brokerage accounts
U.S. common stock	719,561	-	719,561
International common stock	99,142	-	99,142
Cash equivalents	321,154	-	321,154
Mutual funds	269,086	-	269,086
Other	144,348	-	144,348
Total assets at fair value	$66,974,858	$32,708,962	$99,683,820

(a) This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common/collective trust funds share the common goal of first growing and then later preserving principal and contain a mix of domestic equities, international equities, fixed income and stable value. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the NAV per unit based on the fair values of the underlying investments as determined by quoted market prices.

(b) This category includes a common/collective trust fund that is designed to provide a stable rate of return with preservation of principal and liquidity. This fund invests primarily in investment contracts issued by insurance companies, banks and other financial institutions. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investments as based on information reported by the investment advisor using the audited financial statements of the trust at year-end.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

E.           TAX STATUS

The Plan has received a determination letter from the IRS, dated October 7, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

F.           RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$117,446,804	$103,105,048
Add: adjustment from contract value to fair value for fully benefit-responsive investment contracts	479,816	133,710
Less: amounts allocated to withdrawing participants	(293,487)	(286,769)
Net assets available for benefits per the Form 5500	$117,633,133	$102,951,989

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

F.           RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2010:

Benefits paid to participants per the financial statements	$10,429,541
Add:amounts allocated to withdrawing participants at year end	293,487
Less:amounts allocated to withdrawing participants at prior year end	(286,769)
Benefits to participants per the Form 5500	$10,436,259

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan year-end but not yet paid as of that date.

Fully benefit-responsive investment contracts are recorded at fair value on Form 5500 and contract value is recognized in net assets available for benefits in the financial statements. Consequently, the reported NAVs on Form 5500 and in the financial statements will differ and total additions in the financial statements may differ from the total income reported on the Form 5500.

G.           RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Investment Management Inc. (Charles Schwab). Charles Schwab Trust Company is the trustee, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. These transactions qualify as related party transactions; however, they are exempt from the prohibited transactions rules under ERISA.

H.           SUBSEQUENT EVENT

Effective February 18, 2011, the Plan suspended additional purchases of shares of Volt Common Stock through the Volt 401(k) Stock Fund until the issuance of the Company’s fiscal 2010 and 2009 annual financial statements.

EIN: #13-5658129
Plan: #001

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2010

Description	Units/Shares	Current Value

Schwab Managed Retirement 2010*	148,401	$2,427,834
Schwab Managed Retirement 2020*	230,463	3,993,920
Schwab Managed Retirement 2030*	239,304	4,307,479
Schwab Managed Retirement 2040*	180,932	3,274,868
Schwab Managed Retirement 2050*	248,896	2,329,666
Schwab Managed Retirement Inc*	50,978	658,631
Alger Small Cap Growth Fund	138,148	3,846,029
American Beacon Large Cap Value Fund	261,439	4,844,470
Davis New York Venture Fund	41,362	1,420,376
Dreyfus Bond Market Index Inv	145,282	1,532,725
GE S&P 500 Index Fund	1,520,206	18,120,852
Goldman Sachs Mid-Cap Value Fund	373,325	13,402,363
Morgan Stanley Mid Cap Growth Fund	127,225	4,605,549
Northern Small Cap Value Fund	88,887	1,351,967
Schwab Stable Value Fund	976,340	19,077,327
T Rowe Price Growth Stock Fund	112,985	3,604,221
Thornburg International Value R4	325,372	9,084,382
Western Asset Core Plus Port Fund	726,448	7,831,108
Personal Choice Retirement (1)	2,238,561	2,238,561
Volt Information Sciences, Inc Common Stock Fund*	694,671	6,008,904
Participants loans**		2,946,644
		$116,907,876

*	Indicates party-in interest to the Plan.

**	All loans mature within 10 years; interest rates range from 4.25% to 10.5%.

(1)	Personal Choice Retirement, the participants’ self-directed accounts, consists of various investments.

Volt Information Sciences, Inc. Savings Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Plan Committee for the Volt Information Sciences, Inc. Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN

	By:	/s/ Jack Egan
Jack Egan, Member of the
Administrative Plan Committee

Date: July 21, 2011

Volt Information Sciences, Inc. Savings Plan

EXHIBIT

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements (Form S-8 No. 333-45903, No. 333-106245, and No. 333-152661), pertaining to the Volt Information Sciences, Inc. Savings Plan, of our report dated July 21, 2011, with respect to the financial statements and supplemental schedule of the Volt Information Sciences, Inc. Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

New York, New York
July 21, 2011